Mail Stop 3720

June 14, 2007

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:** **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-14195**

Dear Mr. Singer:

We have reviewed your supplemental response letter dated May 17, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 25, 2007, we have limited our review to only the issues addressed in our comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2. Stock-Based Compensation, page F-16

Remediation Plan Related to Review of Stock Option Granting Practices and Related Accounting, page F-19

1. We note your response to prior comment 1. In your analysis of the modifications to awards held by former employees, clarify your statement that the modifications did not apply to all instruments of the same class. Tell us how you made this determination.

Tax Consequences under Internal Revenue Code Section 409A, page F-20

2.   We note your response to prior comment 2, in which you state that you have
        determined that $0.6 million of additional pre-tax compensation expense should
        have been recorded during the quarter ended December 31, 2006. Explain in
        more detail what this amount represents and tell us how you calculated it. Clarify
        whether this amount was in addition to the total incremental benefit of $0.6
        million that you describe on page 6 of your response.

Note 11. ATC International Transactions, page F-40

3.   We note your response to prior comment 3. In order to help us understand the
        events associated with the issuance and subsequent repurchase of equity interests
        in ATC Mexico and ATC South America, please tell us your basis in the
        accounting literature for your accounting treatment of these transactions. In
        addition, please address the following items:
        •   Tell us the terms of the put rights associated with the stock sold to Mr. Gearon
            and the stock issued upon the exercise of options, including the exercise dates
            and settlement provisions. Tell us how you assessed these rights in
            determining the appropriate accounting treatment for these transactions.
        •   Explain to us all of the terms of the Company's call rights associated with Mr.
            Gearon's interests in ATC Mexico Holding and ATC South America.
        •   Tell us how you determined that variable accounting was not required for the
            stock issued to Mr. Gearon or the options issued under the ATCM Stock
            Option Plan and the ATCSA Stock Option Plan.
        •   Tell us your consideration of EITF 87-23 with respect to the accounting for
            these issuances.
        •   We note that Mr. Gearon purchased his interests in ATC Mexico, in part,
            through the issuance of a promissory note. Tell us the terms of this loan and
            its impact, if any, on your accounting treatment of the shares issued.
        •   We note, as consideration for the purchase of Mr. Gearon's interest in ATC
            Mexico Holding, you issued 2,203,968 shares of Class A common stock and
            paid $3.7 million in cash. Explain to us the circumstances that resulted in
            your issuance of common stock to Mr. Gearon for his interest in ATC Mexico.
            Tell us if this was a term of the original put agreement or as a result of a
            subsequent negotiation. Explain to us your consideration of this when
            determining the appropriate accounting treatment for these transactions.
        •   Explain to us your consideration of the subsequent renegotiations of the
            methodologies for determining the fair value of Mr. Gearon's interests in
            ATC Mexico Holding and ATC South America when determining the
            appropriate accounting for these transactions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 7. Subsequent Events, page 16

4.   We note that you terminated certain forward starting interest rate swaps designated as cash flow hedges upon the issuance of fixed rate debt. Clarify for us how this hedge was intended to manage your exposure to "variability in cash flows relating to forecasted interest payments in connection with the likely issuance of new fixed rate debt." Tell us how you determined that it was appropriate to account for this transaction as a cash flow hedge under SFAS 133.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director